EXHIBIT 99.1

Equinox Gold Announces Results from Annual Shareholder Meeting

VANCOUVER, British Columbia, May 07, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce detailed voting results from the Company’s Annual Meeting of Shareholders held on May 7, 2026.

A total of 530,033,771 common shares were represented at the meeting, being 66.9% of the Company’s outstanding common shares.

Each of the director nominees listed in the Company’s Management Information Circular dated March 23, 2026, which is available on the Company’s website at www.equinoxgold.com, was elected as a director of the Company. Each of the other matters voted on at the meeting, as described in detail below and in the Management Information Circular, was approved.

Election of Directors

Director Nominee	Votes For	Votes Withheld
Mr. Ross Beaty – Chair	496,065,998 (99.77%)	1,119,458 (0.23%)
Mr. Lenard Boggio – Lead Director	491,914,411 (98.94%)	5,271,045 (1.06%)
Ms. Maryse Bélanger	471,127,920 (94.76%)	26,057,536 (5.24%)
Ms. Trudy Curran	493,030,093 (99.16%)	4,155,363 (0.84%)
Ms. Omaya Elguindi	491,647,365 (98.89%)	5,538,090 (1.11%)
Mr. Douglas Forster	496,408,206 (99.84%)	777,250 (0.16%)
Mr. Darren Hall	496,726,382 (99.91%)	459,074 (0.09%)
Mr. Blayne Johnson	492,363,322 (99.03%)	4,822,134 (0.97%)
Mr. Marshall Koval	496,642,486 (99.89%)	542,970 (0.11%)
Mr. Mike Vint	496,264,925 (99.81%)	920,531 (0.19%)

Voting results on the other items of business at the meeting are as follows:

Board Size

Resolution	Votes For	Votes Against
To set the number of directors of the Company at ten	528,394,406 (99.69%)	1,623,166 (0.31%)

Appointment of Independent Auditor

Resolution	Votes For	Votes Withheld
Re-appointment of KPMG LLP as auditor of the Company for the ensuing year, and authorizing the Board to set the auditor’s pay	529,241,470 (99.85%)	792,301 (0.15%)

Advisory Resolution on Executive Compensation

Resolution	Votes For	Votes Against
A non-binding advisory resolution approving the Company’s approach to executive compensation	364,495,044 (73.31%)	132,690,410 (26.69%)

Equinox Gold Contact
Ryan King
EVP Capital Markets
T: 778.998.3700
E: ryan.king@equinoxgold.com
E: ir@equinoxgold.com